Exhibit 23.3
CONSENT OF INDEPENDENT AUDITORS
We consent to the incorporation by reference in this Registration Statement on Form S-3 of Cousins Properties Incorporated of our report dated March 29, 2013, related to the statement of revenues over certain operating expenses of Post Oak Central for the year ended December 31, 2012 (which report on the statement of revenues over certain operating expenses expresses an unqualified opinion and includes explanatory paragraphs referring of the purpose of the statement), appearing in the Form 8-K/A dated March 26, 2013, which is incorporated by reference in such Registration Statement. We further consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Frazier & Deeter, LLC
Atlanta, Georgia
March 29, 2013